Invest in LPPFusion

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Green Fusion Energy Generator: the power of the sun recreated on Earth

LPPFUSION.COM MIDDLESEX



$410,625

of a $400,000-$1,070,000 goal from 175 investors

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$39.3M pre-money valuation

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We're on a near-term path to achieving nuclear fusion energy at a low enough cost to replace all fossil-fuel based energy sources and end fossil fuel use. We will harness the energy source that powers the sun to create clean, safe energy. If we secure the funding to complete our project, this will be the most fundamental change in technology in decades. It will flip the power from fossil to fusion.

Eric J. Lerner President and Chief Scientist @ LPPFusion

Why you may want to invest in us...

1. Achieved the highest confined temperature of any fusion experimental device, over 2 billion degrees, sufficient for hydrogen-boron fusion.
2. Highest fusion energy output per unit energy input of any private fusion experiment, more than a thousand times the closest competitor.
3. Patents issued in the U.S., China, Australia, Canada, and the European Union, with patent pending in India.
4. Collaborating with international network of 40 labs organized by the International Center for Magnetized Plasmas.
5. Raised over $7.5 million from over 500 investors.
6. Research published in leading peer-reviewed journals documenting the LPP Fusion device as the most advanced, privately funded fusion experiment in the world.
7. Easiest path to fusion by using natural instabilities of plasmas, not fighting them. We imitate nature.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Eric J. Lerner

President and Chief Scientist

Active in dense plasma focus research for 30 years, Eric developed an original model of the role of the quantum magnetic field effect and has tested theories with funding from NASA's Jet Propulsion Laboratory.



Ivana Karamitsos

Chief Information Officer, Communications Director

Ivy studied mathematics and classical music in the former Yugoslavia and received a degree in Computer Science from Binghamton University, SUNY in 2003 before joining our team in 2010.



Dr. Syed Hassan

Research Scientist

Dr. Hassan, a plasma physicist, has more than 20 years experience with the dense plasma focus device. Before joining LPPFusion in 2015, he worked for Purdue University's School of Nuclear Engineering.

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Why people love us



"The alternate fusion schemes offer a potential route to fusion energy that could be faster and much cheaper than other approaches. LPPFusion is a leader in this field."

Dr. Farhat Beg

Director, Center for Energy Research, University of California San Diego

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Some of our investors

WE'VE RAISED $3,321,031 FROM 613+ INVESTORS SINCE OUR FOUNDING

Peter Sabourin

Lucky enough to be a brief intern on JET in 1978 and followed the fusion star ever since.

Roger Stout

Lifelong fusion advocate, registered professional mechanical engineer, Sr. Member of IEEE

Dauren Sarsenov

I am a general surgeon interested in tech and science

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In the news

Downloads

video transcripts.txt
22 transcripts.txt

For Humanity to Move Forward, We Need Fusion Energy Now

Fusion Energy Revolution

Fossil Fuels--Deadly

Fossil fuels have too little energy density for our needs, so we have to burn 14 billion tons per year, creating pollution that kills 7 million a year.

Expensive

Direct and Indirect Fossil Fuel Costs are over $9 trillion per year, siphoning money from everyone to a few thousand billionaire shareholders, driving a downwards economic cycle.

Solar and Wind Can't Do It Alone

Solar and wind lack the power density and continuous availability to replace fossil fuels by themselves. That would require covering 20% of the world's land and strip-mining the ocean bottoms.

We are on the Fastest Path to Fusion Energy

Humanity needs to switch to a more powerful, denser source of energy that can entirely replace fossil fuels. That source is fusion energy. LPPFusion is developing the densest form of fusion, with the most power in the least space. It is what we call Focus Fusion: safe, clean, unlimited and far cheaper than any present-day energy source. We are also on the fastest path to fusion. Our published experimental results are thousands of times better than that of any other private fusion company, and close to the best results from government fusion projects with far more resources.

- Helium is the only by-product of our reaction.
- Our technology produces no radioactive waste.
- Our two fuel sources, hydrogen and boron, are essentially unlimited. They come from regular water, seawater, and boron deposits, enough to last billions of years.
- We can spread out our small generators to decentralize the power grid and reduce dependency on the fragile grid system.

Direct Conversion to Electricity

Since Edison's time, there's been one main way to produce electricity. A heat source — whether it's coal, oil, or nuclear fission — boils water to produce steam that spins the turbine of an electric generator.

Our Focus Fusion generators will be different · Free of expensive turbines and generators, we will produce electricity in a fundamentally different and much cheaper way than previous energy sources. The energy from fusion comes out of the same process that powers the sun and is released in the form of a high-energy, electrically-charged beam of helium nuclei. This electric energy is captured by an electric circuit by allowing the pulsed beam to generate electric currents through a series of coils, similar to how a transformer or a particle accelerator in reverse works. The process of induction used here has been employed in electrical technology since the 19th century — we've just figured out an efficient way to harness it.

This conversion to electricity can be highly efficient, probably around 70%, and fuel costs will be negligible, as a 5 MW plant will require only 10 pounds of highly-attainable hydrogen-boron fuel per year.

A 5 MW Focus Fusion generator, which will not require expensive turbines, will cost around $300,000 and produce electricity for less than half a cent per kWh, ten times less than the cheapest current technology.

We're Different From Other Fusion Companies

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Investor Q&A

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What does your company do?

We're on a near-term path to achieving nuclear fusion energy at a low enough cost to replace all fossil-fuel based energy sources and end fossil fuel use. We will harness the energy source that powers the sun to create clean, safe energy. If we secure the funding to complete our project, this will be the most fundamental change in technology in decades. It will flip the power from fossil to fusion.

Where will your company be in 5 years?

To achieve the future we want for ourselves and our children, we must replace fossil fuels with a cheap, clean, safe, and unlimited energy source. Our small, decentralized 5 MW generators will use hydrogen and boron fuel, both of which are essentially unlimited in nature, to allow a direct conversion of energy to electricity without expensive turbines or radioactive waste. The cost will be 10 times cheaper than any existing energy source, meaning our Focus Fusion technology can change the world.

What is your goal?

How is fusion different from nuclear power plants?

What is the history behind this technology?

What advances has Focus Fusion made recently?

When someone thinks of investing in this kind of thing, it seems like it's all about who is going to get there first. Do you have to be there first?

Why are JET and other tokamaks so well-funded?

What problems are you aiming to solve?

You say you can convert the energy directly into electricity. How?

Do you expect to be fully funded by private backers, or is there also public money available to you?

What do you feel is holding you back?

How do you take this research and turn it into something that's making money?

What do you anticipate the public reaction being?

What's compelling you to devote your time and lives to this work?

Is there enough beryllium and boron for this technology to supply world energy needs?

How is the fuel fed in and the products removed?

What protections do non-voting shareholders have?

What protections do shareholders have against dilution?

What is the market capitalization of LPPFusion?

Can these shares trade now?

Will the patents expire too soon?

Financials

LPPFusion has financial statements ending September 30 2018. Our cash in hand is $50,488.21, as of November 2019. Over the three months prior, revenues averaged $767/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $55,000/month.

At a Glance

Fiscal Year Ends September 30


$$$$

$229,983 +58X
Revenue



-$586,228
Net Loss


IOU!

$104,425 +301%
Short Term Debt



$1,301,956
Raised in 2018



$50,488
Cash on Hand
As of 11/ 1/19

INCOME | BALANCE | NARRATIVE

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:	Earnings per Share:	Revenue per Employee:	Cash to Assets:	Revenue to Receivables:	Debt Ratio:
-255%	100%	-139%	-$1.90	$76,661	14%	~	25%

Lawrenceville Plasma 093019 Final.pdf

Lawrenceville Plasma Physics Inc.- Final 9-30-17-1.pdf

Lawrenceville Plasma 93018 Final.pdf

Risks

1 The Company plans on expanding its business in further research stages and eventually through the introduction of commercialization and marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

2 While we believe we have a good chance of success, net power from fusion has not yet been achieved by anyone, and it's entirely possible that unexpected problems will arise. We won't know for sure until the experiments are complete. It's possible that the plasma won't behave the way we expect. There may also be engineering difficulties which delay the tests.

3 Even if we achieve net energy production in a laboratory device, we may not be able to overcome the engineering challenges to produce a working prototype generator. Heat removal is a significant engineering challenge and while this now appears possible within existing technology, it is near the limit of that technology. The x-ray collection device has never been built and unexpected difficulties may arise with that as well.

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Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric J. Lerner	Physicist @ LPPFusion	2003

Officers

OFFICER	TITLE	JOINED
Rudolph Fritsch		2015
Eric J. Lerner	Chief Scientist	2003
Ivana Karamitsos	Chief Information Officer, Communications Director	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Eric Lerner	140,000 Class B and 20 Class A Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round
09/2018	$339,706	Priced Round
05/2018	$962,250	Priced Round
11/2015	$1,252,250	Priced Round
09/2015	$354,200	Priced Round

Outstanding Debts

None.

Related Party Transactions

Lender: Jeff Schoen (shareholder) - $30,002 outstanding - 5% interest - Maturity date: April 1, 2018

Lender: Robert Fitzgerald (shareholder) - $19,164 outstanding - 5% interest - Maturity date: May 1 2018

Lender: Timothy Eastman (shareholder) - $10,164 outstanding - 5% interest - Maturity date: May 1, 2018

Lender: Ivy Karamitsos (officer) - $5,164 outstanding - 5% interest - Maturity date: May 1, 2018

Lender: Eric Lerner (officer, shareholder) - $21,689 outstanding - 5% interest - Maturity date: May 1, 2018

Use of Funds

$400,000	94% of the proceeds will be used to fund the final stage of our research leading to the demonstration of net energy production. This includes personnel overhead, lab space, and equipment. The minimum $400,000 will be used to finance the next critical eight months of research, including initial testing of the beryllium electrodes. A part of the funds, $70,000, will be used to pay down existing debts. 6% of the proceeds will go towards the Wefunder intermediary fees.
$1,070,000	94% of the maximum $1.07 million will be used to finance a year of scientific research, including hiring at least one more researcher, initiating testing of the hydrogen-boron fuel and making timely purchases of major experimental equipment, specifically additional beryllium for more electrodes. 6% of the proceeds will go towards the Wefunder intermediary fee.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	20	20	Yes
Class B Common Stock	400,000	308,595	No

The Funding Portal

LPPFusion is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.